UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-09753
CUSIP NUMBER 373200203

(Check One)         ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
Georgia Gulf Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
115 Perimeter Center Place, Suite 460

City, State and Zip Code
Atlanta, Georgia 30346

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of Georgia Gulf Corporation (“Georgia Gulf”) has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”), and portions of such information have been completed as of this date.  However, Georgia Gulf’s management does not believe the Form 10-K can be completed on or before the March 1, 2007 prescribed due date due to a delay in the preparation of Georgia Gulf’s fourth quarter and fiscal year 2006 financial statements because of the extensive work required for purchase accounting and discontinued operations disclosures relating to Georgia Gulf’s acquisition of Royal Group Technologies Limited in the fourth quarter of 2006.  Georgia Gulf intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joel I. Beerman, Esq.
(Name)

770	395-4500
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes ☐No
                ___________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2006, the Company expects net income in the range of $1.35 to $1.50 per share, which includes an expected loss from discontinued operations of approximately $0.12 per share.  This compares to net income for the year ended December 31, 2005, of  $2.79 per share.  The earnings decrease in 2006 compared to 2005 is primarily due to non-recurring items of approximately $0.85 per share, an increase in interest expense of approximately $0.44 per share relating to the debt assumed for the acquisition of Royal Group and overall lower sales volumes for Georgia Gulf’s legacy chemical operations during 2006.

The non-recurring items of $.85 per share incurred in 2006 include approximately $0.33 per share as a result of valuing Royal Group’s inventory at fair value as of the date of acquisition in compliance with accounting standards related to business combinations.  As a result, the sales of such acquired inventory provided only nominal margin.  In addition, we incurred a $0.38 per share charge relating to foreign exchange loss on Canadian dollar forward contracts entered into to hedge the purchase price of the acquisition of Royal Group. Other non-recurring items include approximately $0.10 per share for acquisition related financing fees, and $0.04 per share for legal and professional fees.

Georgia Gulf Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2007	By:	/s/ Joel I. Beerman, Esq.
Joel I. Beerman, Esq.
Vice President, General Counsel and Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).